As filed with the Securities and Exchange Commission on August 7, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 1

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CREDENCE SYSTEMS CORPORATION

(Name of Subject Company (Issuer))

CREDENCE SYSTEMS CORPORATION

(Name of Filing Person (Offeror))

Options To Purchase Common Stock

Par Value $0.001 Per Share with An Exercise

Price of $3.96 Per Share or Greater

(Title of Class of Securities)

00893162

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Lavi A. Lev

President and Chief Executive Officer

Credence Systems Corporation

1421 California Circle

Milpitas, CA 95035

Telephone: (408) 635-4300

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Amie Peters

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

(650) 813-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

INTRODUCTION STATEMENT

This Amendment No. 1 to Tender Offer Statement on Schedule TO (“Amendment”) amends and supplements our statement filed with the Securities and Exchange Commission on June 27, 2008 (“Schedule TO”). The Schedule TO relates to our offer to exchange (“Exchange Offer”) certain options to purchase shares of our common stock, par value $0.001 per share, with a per share exercise price of $3.96 or greater held by certain of our current employees, for options to purchase shares of our common stock, par value $0.001 per share, with an exercise price equal to the closing price of a share of our common stock on the NASDAQ Global Market on the date of the exchange, which options will be exercisable for that number of shares calculated such that the fair value of the new option under the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) is equal to the fair value of the original option (but in no event for fewer than one (1) share for every five (5) shares subject to the surrendered option), upon the terms and subject to the conditions in the Exchange Offer dated June 27, 2008 (the “Exchange Offer”) and the related Letter of Transmittal (the “Letter of Transmittal”). This Amendment is the Final Amendment, and reports the results of the offer.

The information in the Exchange Offer and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

Unless the context requires otherwise, references in this Schedule TO to “Credence,” “we,” “us,” “our,” and “ours” mean Credence Systems Corporation and its subsidiaries.

ITEM 4.	Summary Term Sheet.

The offer expired at midnight, Pacific Daylight Time, on July 28, 2008, and we have accepted for exchange pursuant to the offer options to purchase an aggregate of approximately 3,835,930 shares of our common stock. Each eligible employee who validly tendered eligible options pursuant to the offer was granted a new stock option on July 29, 2008. We have granted new options to purchase an aggregate of approximately 1,121,586 shares of our common stock with an exercise price of $1.31 in exchange for the options accepted for exchange pursuant to this offer.

ITEM 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated June 27, 2008*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Text of Email from CEO to All Employees*

(a)(1)(D)	Text Of E-Mail Message To Holders Of Eligible Options*

(a)(1)(E)	Report On Results Of Exchange Offer*

(a)(1)(F)	Notice Of Withdrawal*

(a)(1)(G)	Non-Qualified Stock Option Award Agreement for U.S. Employees*

(a)(1)(H)	Non-Qualified Stock Option Award Agreement for Non-U.S. Employees*

(a)(1)(I)	Agreement and Plan of Merger, dated June 20, 2008, by and among LTX Corporation, Zoo Merger Corporation and the Company (1)

(a)(1)(J)	Form of Company Stockholder Voting Agreement (1)

(a)(1)(K)	Form of LTX Corporation Stockholder Voting Agreement (1)

(a)(1)(L)	Transition Services Agreement, dated June 20, 2008, by and between Lavi Lev and the Company (1)

(a)(1)(M)	Transition Services Agreement, dated June 20, 2008, by and between Kevin C. Eichler and the Company (1)

(a)(1)(N)	Executive Employment Agreement, dated as of December 9, 2005, by and between David House and the Company (2)

(a)(1)(O)	Executive Employment Agreement, dated as of January 1, 2008, by and between the Kevin C. Eichler and the Company (3)

(a)(1)(P)	1993 Stock Option Plan, as amended and restated through March 19, 2003 (4)

(a)(1)(Q)	Form of Notice of Grant generally used in connection with the 1993 Stock Option Plan (5)

(a)(1)(R)	Form of Stock Option Agreement generally used in connection with the 1993 Stock Option Plan (5)

(a)(1)(S)	Addendum to the Stock Option Agreement (Special Tax Elections) (5)

(a)(1)(T)	Addendum to the Stock Option Agreement (Limited Stock Appreciation Rights) (5)

(a)(1)(U)	Addendum to the Stock Option Agreement (Change in Control) (5)

(a)(1)(V)	Addendum to the Stock Option Agreement (Financial Assistance) (5)

(a)(1)(W)	Form of Notice of Grant of Stock Option (Non-Employee Director) generally used in connection with the automatic option grant program of the 1993 Stock Option Plan (5)

(a)(1)(X)	Form of Stock Option Agreement (Non-Employee Director) generally used in connection with the automatic option grant program of the 1993 Stock Option Plan (5)

(a)(1)(Y)	NPTest Holding Corporation 2003 Stock Incentive Plan, as amended through November 18, 2003*

(a)(1)(Z)	Form of Stock Option Agreement generally used in connection with the NPTest Holding Corporation 2003 Stock Incentive Plan*

(a)(1)(AA)	Integrated Measurement Systems, Inc. 1995 Stock Incentive Plan (6)

(a)(1)(BB)	Integrated Measurement Systems, Inc. 1995 Stock Incentive Plan Terms and Conditions of Option Grant (6)

(a)(1)(CC)	Fluence Technology, Inc. 1997 Stock Option Plan, amended and restated August 19, 1999 (7)

(a)(1)(DD)	Form of Stock Option Agreement generally in connection with the Fluence Technology, Inc. 1997 Stock Option Plan (7)

(a)(1)(EE)	TMT, Inc. 1996 Stock Option Plan (8)

(a)(1)(FF)	The Company Stock Option Assumption Under TMT, Inc. 1996 Stock Option Plan (8)

(a)(1)(GG)	Supplemental Stock Option Plan, as amended and restated through November 27, 2000 (9)

(a)(1)(HH)	2005 Stock Incentive Plan, as amended and restated May 24, 2005 (10)

(a)(1)(II)	Text of Email to All Employees

*	Previously filed.

(1)	Exhibit (a)(1)(I) through Exhibit (a)(1)(M) are incorporated herein by reference to Exhibit 2.1 and Exhibit 10.1 through 10.4, respectively, to the Company’s Current Report on Form 8-K filed on June 23, 2008

(2)	Incorporated herein by reference to Exhibit 1.01 to the Company’s Current Report on Form 8-K filed on December 13, 2005

(3)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 8, 2008

(4)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed for the quarterly period ended April 30, 2003

(5)	Exhibit (a)(1)(Q) through Exhibit (a)(1)(X) are incorporated herein by reference to Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, respectively, to the Company’s Registration Statement on Form S-8 filed on May 20, 1997

(6)	Exhibit (a)(1)(AA) through Exhibit (a)(1)(BB) are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Registration Statement on Form S-8 filed on September 18, 2001

(7)	Exhibit (a)(1)(CC) through Exhibit (a)(1)(DD) are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Registration Statement on Form S-8 filed on November 30, 2001

(8)	Exhibit (a)(1)(EE) through Exhibit (a)(1)(FF) are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Registration Statement on Form S-8 filed on June 2, 2000

(9)	Incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on April 2, 2001

(10)	Incorporated herein by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CREDENCE SYSTEMS CORPORATION

Dated:	August 7, 2008	By:	/s/ Kevin C. Eichler
		Name:	Kevin C. Eichler
		Title:	Chief Financial Officer